This is an amended version of the exempt solicitation form PX14A6G filed on April 29, 2016. The amendment corrects the proposal number. The previous filing referred to Proposal 7; however the referenced matter is Proposal 8.

Shareholder Rebuttal to McDonald’s Corporation Opposition Statement
Regarding Congruency between Political Contributions and Company Values

240.14a-103 Notice of Exempt Solicitation
U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT:  McDonald’s Corporation
NAME OF PERSON RELYING ON EXEMPTION: Harrington Investments Inc.
ADDRESS OF PERSON RELYING ON EXEMPTION: 1001 2nd St #325, Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

In Support of Item Number 8 on McDonald’s 2016 Proxy Statement

The Proposal’s Resolved Clause States:

Resolved: Shareholders request that the Board of Directors report to shareholders annually at reasonable expense and excluding confidential information, a congruency analysis between corporate values as defined by McDonald's stated policies, and political contributions or trade association fees paid by the Company occurring during the prior year which raise an issue of misalignment with corporate values, and stating the justification for such exceptions. The report should:

1.	Identify recipient individuals and organizations, as well as the amount paid to each;

2.	Identify the intersection and areas of conflict between a recipient's policy stances and McDonald's corporate values and mission;

3.	Include management's analysis of risks to our corporation's brand, reputation, or shareholder value;

4.	Include coherent criteria for determining congruency, such as identifying policy issues or legislative initiatives considered most germane to corporate values; and

5.	Based on the above, evaluate the identified incongruent contributions.

Why Shareholders Should Support the Proposal

The proponent believes that the McDonald's political action committee and company supported trade associations are supporting candidates and legislative positions inconsistent with the Company's core values. As such, they pose a risk to shareholder value and the Company’s reputation. These include opposition to increasing the minimum wage, supporting politicians who deny the existence of climate change or who oppose GMO labeling of foods.

The Board’s statement in opposition to the proposal asserts the existence of “meaningful, efficient processes”  for “oversight and disclosure of political contributions at the management and Board levels….”, asserting that its political contributions policy and government relations department adequately control contributions to ensure they are “beneficial to the long-term interests of the Company.”

Political Contributions of McDonald’s PAC Can Affect McDonald’s Brand and Reputation

While the Company discloses it only gives $30,000 or so in political contributions each year, the McDonald’s Political Action Committee spent $1,071,627 during the 2014 election cycle.  Therefore, the majority of political contributions made with the Company’s name attached come through the PAC rather than the corporate treasury.  These contributions can affect the company brand and reputation.

The Company’s website treats PAC involvement as entirely distinct from corporate contributions, because it is “funded with voluntary contributions made by McDonald's employees and U. S. owner-operators…. No Company funds are contributed to the McDonald’s PAC for the purpose of making political contributions and the Company does not control the decision-making process for contributions made with McDonald’s PAC funds.”  However, this statement implying an arms length relationship  omits the realities of the involvement of the Company in the PAC’s business.  The mailing address of McDonald’s PAC is 2111 McDonalds Dr., Oak Brook, IL, adjacent to the Company headquarters. McDonald’s PAC lists its email address as kathie.peppi@us.mcd.com, which is the email address of the Senior Manager and Controller of the Company at its headquarters. McDonald’s PAC lists Mike Soenke on its FEC disclosure as its treasurer; Mike also serves Senior Vice President and Chief Financial Officer of McDonald’s USA.  According to FEC filings, the treasurer is responsible for:

1. Registering the PAC.
 2. Authorizing all committee expenditures or designating agents.
 3. Monitoring contributions.

These aspects of the relationship, as well as the use of the McDonald’s name, make it reasonable for investors to be concerned about how the McDonald’s PAC affects the McDonald’s brand, and to ensure that the congruency of PAC contributions with McDonald’s values is evaluated.

As noted in the proposal the PAC’s contributions raise serious issues of congruency:

Employee rights. McDonalds’ pledges to treat our employees with "fairness, respect and dignity," and claim to "pay fair, competitive wages," yet the political action committee in 2015 gave to politicians and organizations opposing increases to the minimum wage, including $10,000 to Paul Ryan, $10,000 to Jeb Hensarling, $5,000 to Peter Roskam, and $5,000 to the National Restaurant Association as of December 2015.

Climate change. McDonald’s agrees with the scientific community that "human influence on the climate system is clear," yet the PAC donates to many politicians who deny the existence of climate change, question the scientific consensus that humans are causing it and fail to take appropriate action to address it, including $6,000 to Patrick Tiberi, $5,000 to Paul Ryan, and $5,000 to Peter Roskam, among others, as of December 2015.

GMO labeling.  Recognizing our commitment to food safety and quality, McDonald’s stated that we do not use genetically modified "Arctic Apples" in 2013 and rejected genetically modified potatoes in 2014; however, the PAC donated to many politicians who voted against GMO labeling, including Kelly Ayotte, Patrick Tiberi, Peter Roskam, and Thad Cochran.

 Trade Association Participation Can Affect McDonald's Brand and Reputation

Trade Association participation by the Company also raises issues of congruency. Trade associations that the Company supports and participates in take actions in seeming contravention of our company’s values.

National Restaurant Association
The Company is listed as a member of the National Restaurant Association (NRA).1  Activities of the NRA appear to conflict with the Company’s stated values regarding employee rights, climate change, and GMO labeling

Employee rights: The NRA has lobbied against minimum wage increases in the US, and has sought to raise the employer mandate under the Affordable Care Act from 30 hours to 40 hours.2 The NRA donated $24,250 to Eric Cantor, $20,000 to John Kline, and $20,000 to Kevin McCarthy. These Members of Congress voted against an amendment that would have raised the minimum wage3 and for a bill that would have undermined the employer mandate under the Affordable Care Act.4
Climate Change: The NRA also lobbied for passage of the Northern Route Approval Act, which would have expedited passage of the Keystone XL Pipeline.5
NRA PAC: McDonald’s PAC contributed $10,000 to the National Restaurant Assn PAC (NRA PAC) during the 2014 election cycle,6 and $5,000 to date during the 2016 election cycle.7

International Franchise Association
The Company is a member of the International Franchise Association (IFA) and is a “Partner” to its Franchise Action Network.8 In addition, Ed Conklin, Senior Director and Chief of Staff for Global Government and Public Affairs for the Company, is on the IFA Board of Directors.9

Employee rights: IFA is currently suing the City of Seattle for its $15/h minimum wage law.10 IFA also lobbied for legislation to change the ACA’s employer mandate, in line with the NRA’s demands (see above).11 The IFA also challenged the NLRB’s decision that a franchisor could be designated a joint employer of its franchisees’ employees.12   IFA has lobbied on various bills that threaten employee rights, including Senate Joint Resolution (S.J. Res.) 8 and House Joint Resolution (H.R. Res.) 29: for disapproval of NLRB union election rules.13

1 http://www.restaurant.org/About-Us/What-We-Do/Federal-Lobbying-Disclosure-Act
2 http://www.restaurant.org/News-Research/News/40-hours-is-full-time
3 "Workforce Innovation and Opportunity Act," Miller Minimum Wage Amendment.
4 “Save American Workers Act”
5 http://web.archive.org/web/20141209001843/https://energycommerce.house.gov/sites/republicans.energycommerce.house.gov/files/letters/hr3/20130514NRA.pdf
6 https://www.opensecrets.org/pacs/pac2pac.php?cycle=2014&cmte=C00063164
7 https://www.opensecrets.org/pacs/pac2pac.php?cmte=C00063164&cycle=2016
8 http://www.franchiseactionnetwork.com/node/1
9 http://www.franchise.org/sites/default/files/Edward%20K%20%20Conklin%20Bio%202015.pdf
10 http://www.franchise.org/ifa-files-lawsuit-against-seattle-for-equal-treatment; http://www.seattletimes.com/business/economy/franchise-group-loses-appeal-over-seattle-minimum-wage-law/
11 http://web.archive.org/web/20150201021119/http://www.franchiseactionnetwork.com/federal-activity
12 http://web.archive.org/web/20150201021119/http://www.franchiseactionnetwork.com/federal-activity
13 http://soprweb.senate.gov/index.cfm?event=getFilingDetails&filingID=C5826A57-2703-4152-A00C-B77D351F5CB5&filingTypeID=60

Menu labeling: IFA pushed the FDA to consider what it claimed was the “economic burden” of menu-labeling,14 despite the fact that McDonald’s officially endorsed menu-labeling and claimed it was a leader on the issue.15
IFA PAC: McDonald’s PAC donated $5,000 to IFA PAC.16

Summary

McDonald’s PAC contributions are given to politicians whose positions appear to radically diverge from the Company’s positioning of corporate social responsibility on climate change, GMO’s in food and fair treatment of employees. In addition, the Company is a member of or contributes to a number of trade associations and their affiliated PACs whose activities are at odds with the Company’s stated values. These include the NRA, IFA, NRA PAC, and IFA PAC. The Company should conduct a congruency analysis to ensure that company political contributions and trade association participation are not at odds with McDonald’s stated values. The proponent believes that a thorough analysis and report by the Company would encompass PAC contributions as well as corporate political contributions, and would ensure that the Company discloses its contributions to and engagements with trade associations.

We urge you to vote “FOR” proxy item #8.
Harrington Investments, Inc.

Date: April 28, 2016
By: /s/ John Harrington
John Harrington
President & CEO
Harrington Investments Inc.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event.  The proponent urges shareholders to vote YES on question number 8 following the instruction provided on the management’s proxy mailing.

14 http://www.franchise.org/fda-should-consider-economic-burden-of-menu-labeling-on-franchise-restaurant-owners
15 http://www.nytimes.com/2012/09/13/business/mcdonalds-to-start-posting-calorie-counts.html
16 https://www.opensecrets.org/pacs/pac2pac.php?cycle=2016&cmte=C00084491